================================================================================

     As filed with the Securities and Exchange Commission on June 29, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                    ----------------------------------------

                                   FORM 11-K

                 /X/  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 1997

                                       OR

 / /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                               [NO FEE REQUIRED]

                 For the transition period from _____ to _____

                          Commission File No:  1-7615

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               KIRBY 401(K) PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                               Kirby Corporation
                        1775 St. James Place, Suite 200
                           Houston, Texas  77056-3453

================================================================================

                                KIRBY 401(k) PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES





                                                                                                                Page
                                                                                                                ----
Independent Auditors' Report...............................................................................     1

Financial Statements:

     Statement of Net Assets Available for Benefits (Modified Cash Basis)
          December 31, 1997 and 1996........................................................................     2

     Statements of Changes in Net Assets Available for Benefits
         (Modified Cash Basis), for the years ended December 31, 1997 and 1996.............................      3
     Notes to Financial Statements.........................................................................  4 - 9

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes (Modified Cash Basis)......................      10
     Item 27d - Schedule of Reportable Transactions........................................................      11


Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

                       [KPMG PEAT MARWICK LLP LETTERHEAD]

                          Independent Auditors' Report



Plan Administrator
Kirby 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 1997 and 1996. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 and 1996 on the basis of accounting described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           KPMG Peat Marwick LLP





Houston, Texas
June 19, 1998

                                KIRBY 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                           December 31, 1997 and 1996



                                                         1997          1996
                                                     -----------   -----------

Investments at fair value:
   Cash                                              $        --       105,260
   Common trust fund                                   4,850,393     5,281,873
   Mutual funds                                       20,152,154    13,852,858
   Kirby Corporation common stock                        612,631       464,955
   Participant loans                                   2,161,754     1,832,432
                                                     -----------   -----------

             Total assets                             27,776,932    21,537,378

Liabilities - accrued expenses                            14,093            --
                                                     -----------   -----------

             Net assets available for benefits       $27,762,839    21,537,378
                                                     ===========   ===========


See accompanying notes to financial statements.

                                KIRBY 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                 For the years ended December 31, 1997 and 1996




                                                                    1997          1996
                                                               -----------   -----------

Net assets available for benefits, beginning of year           $21,537,378    16,832,263
                                                               -----------   -----------
Additions to net assets attributed to:
   Contributions from participants                               3,410,831     3,158,631
   Contributions from employers                                  1,233,245     1,149,231
   Rollover contributions                                          274,785       259,161
   Interest and dividend income                                  1,135,807       767,350
   Net unrealized gain in fair value of investments              1,263,035       625,386
   Net realized gain from disposition of investments               399,326       164,243
   Other income                                                    924,905       652,541
                                                               -----------   -----------

            Total additions                                      8,641,934     6,776,543
                                                               -----------   -----------

Deductions from net assets attributed to:
   Benefits paid to participants                                 2,331,780     2,026,378
   Administration fees                                              84,693        45,050
                                                               -----------   -----------

            Total deductions                                     2,416,473     2,071,428
                                                               -----------   -----------

            Net increase                                         6,225,461     4,705,115
                                                               -----------   -----------

Net assets available for benefits, end of year                 $27,762,839    21,537,378
                                                               ===========   ===========


See accompanying notes to financial statements.

                                KIRBY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)

                           December 31, 1997 and 1996



    (1)  DESCRIPTION OF THE PLAN

         (a)  GENERAL

              The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Marine Transportation Corporation (the Company), Kirby Corporation (the Parent), and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period beginning in any quarter following completion of one year of service. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Further information relating to the Plan's provisions is available in the Summary Plan Description provided to all eligible employees.

         (b)  CONTRIBUTIONS

              The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code. The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

         (c)  BENEFITS PAYMENTS

              Benefit payments are typically made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. Loans are typically repaid over a five-year period and have interest rates ranging from 7% to 10%. Loans outstanding upon termination of a participant are written off as benefits paid to participants. These amounts are taxed to the participant in the year of the participant's termination.

         (d)  VESTING

              A participant has an immediate and fully vested nonforfeitable interest in the portion of the account relating to both participant and employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

         (e)  PLAN AMENDMENTS

              Occasionally amendments have been made to provide more clarity to certain definitions in the Plan Document. During 1997, the Plan eliminated the Fidelity Advisor Growth and Income Fund Option. The fund balance in the Fidelity Advisor Growth and Income Fund was transferred to the Janus Balanced Fund.


                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)


         (f)  PLAN ADMINISTRATION

              The general administration of the Plan is vested in the Vice President of Human Resources of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

         (g)  PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall be distributed to the participants after payment of expenses of distribution and liquidation.

         (h)  RECLASSIFICATIONS

              Certain reclassifications have been made to reflect current presentation of financial information.

         (i)  USE OF ESTIMATES

              The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates. However, in the opinion of Plan management, such differences would be immaterial.

    (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the modified cash basis which utilizes the cash basis of accounting while adjusting debt and equity securities to their corresponding market value for financial reporting purposes.

         (b)  INVESTMENT VALUATION

              Investments in the common trust fund, mutual funds and Kirby Corporation common stock are stated at fair value as determined by Chase Bank of Texas N.A., the trustee of the Plan, based on quoted market prices. Purchases and sales of investments are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired since the beginning of the year. Any unrealized appreciation or depreciation is recognized currently in the Statement of Changes in Net Assets Available for Benefits. Participant loans are stated at cost which approximates their fair value.








                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)





    (3)  INVESTMENTS

         Each participant has the right to direct his contributions and the Company's matching contributions between the investment funds selected by the Plan. The investment funds options are described below:

         Chase Money Market Fund - Seeks to provide stability of principal by investing in short-term U.S. Government and Federal Agency securities with an average maturity of less than 90 days.

         Fidelity Advisor Growth Opportunities Fund - Seeks long-term growth by investing through a core investment in growth, value and cyclical stocks.

         Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S.

         Franklin Balance Sheet Investment Fund - Seeks high total return, of which capital appreciation and income are components. The fund is a non-diversified fund and may invest an unlimited amount of its total assets in the securities of any companies which, in the opinion of the fund's investment manager, represent an opportunity for significant capital appreciation and/or high income. The securities of such companies will include common and preferred stocks, secured and unsecured bonds, and commercial paper or notes.

         Franklin Custodian Funds - U.S. Government Securities Series Fund - Seeks income by investing in U.S. Government securities which include, but are not limited to, U.S. Treasury bonds, notes and bills, Treasury Certificates or Indebtedness and securities issued by instrumentalities of the U.S. government.

         Kirby Corporation Common Stock Fund - Invests in Kirby Corporation common stock.

         Janus Balanced Fund - Seeks long-term growth of capital balanced by current income. The fund will normally invest 40 - 60% of its assets in securities selected primarily for their growth potential and 40 - 60% of its assets in securities selected primarily for their income potential. The fund invests in common and preferred stock, U.S. Treasury issues, corporate bonds, and foreign investments.




                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)






         The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1997 and 1996 are as follows:




                                                           December 31,
                                                     -----------------------
                                                         1997         1996
                                                     ----------    ---------

Fidelity Advisor Growth Opportunities Fund           $6,409,261    4,139,220
Franklin Balance Sheet Investment Fund                4,997,058    3,527,963
Chase Money Market Fund                               4,850,393    5,281,873
Janus Balanced Fund                                   4,008,464      597,558
Franklin Custodian Funds - U.S. Government
    Securities Series Fund                            2,444,203    2,010,264
Templeton Foreign Fund                                2,293,168    1,782,810
Loan Fund                                             2,161,754    1,832,432
Fidelity Advisor Growth & Income Fund                        --    1,795,043





                                                                     (Continued)
                                       7

                                KIRBY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)


(3)    INVESTMENTS

As of December 31, 1997, employees can direct the investment of their contributions and the employer's contributions on their behalf into any or all of the following investment funds: Fidelity Advisor Growth Opportunities Fund, Kirby Corporation-Common Stock Fund, Templeton Foreign Fund, Franklin Balance Sheet Investment Fund, Franklin U.S. Government Securities Fund, Chase Bank Money Market Fund and Janus Balanced Fund, all of which are managed by the trustee. Changes in net assets available for benefits related to the individual funds for the year ended December 31, 1997 are as follows:

                                                                              Fidelity Advisor       Kirby
                                                             Fidelity Advisor      Growth         Corporation          Templeton
                                                                 Growth &       Opportunities       Common              Foreign
                                                Cash          Income Fund(a)        Fund          Stock Fund             Fund
                                            --------------    --------------    --------------   --------------    --------------
Net assets available for benefits at
    December 31, 1996                       $      105,260         1,795,043         4,139,220          464,955         1,782,810
                                            --------------    --------------    --------------   --------------    --------------
Contributions from participants                         --            18,473           789,972          104,818           321,652
Contributions from employers                            --             6,961           267,847           42,209           116,734
Rollover contributions                                  --                --            95,165           24,002            12,788
Interest and dividend income                            --                17            91,694               --            73,808
Net unrealized gain (loss) in fair
    value of investments                                --                --           764,476           (7,522)         (148,512)
Net realized gain (loss) from
    disposition of investments                          --            54,850           121,813           (4,551)           26,218
Other income                                             6                --           332,608            6,289           180,490
                                            --------------    --------------    --------------   --------------    --------------
                  Total additions                        6            80,301         2,463,575          165,245           583,178
                                            --------------    --------------    --------------   --------------    --------------
Deductions from net assets attributed to:
   Benefits paid to participants                       188            19,029           348,150            8,727            64,963
   Administration fees                                  --             1,978            23,278            2,386            10,031
                                            --------------    --------------    --------------   --------------    --------------
                  Total deductions                     188            21,007           371,428           11,113            74,994
Net increase (decrease) before
    interfund transfers                               (182)           59,294         2,092,147          154,132           508,184
Interfund transfers, net                          (105,078)       (1,854,337)          172,978           (6,456)              232
                                            --------------    --------------    --------------   --------------    --------------
Net increase (decrease) after
   interfund transfers                            (105,260)       (1,795,043)        2,265,125          147,676           508,416
                                            --------------    --------------    --------------   --------------    --------------
Net assets available for benefits at
    December 31, 1997                       $           --                --         6,404,345          612,631         2,291,226
                                            ==============    ==============    ==============   ==============    ==============



                                              Franklin            Franklin
                                            Balance Sheet           U.S.         Chase Bank       Janus
                                             Investment         Government          Money       Balanced
                                                Fund         Securities Fund     Market Fund      Fund     Loan Fund       Total
                                            -------------    ----------------    -----------   ---------   ---------    ----------
Net assets available for benefits at
    December 31, 1996                           3,527,963           2,010,264      5,281,873     597,558   1,832,432    21,537,378
                                            -------------    ----------------    -----------   ---------   ---------    ----------
Contributions from participants                   602,624             302,458        758,317     512,517          --     3,410,831
Contributions from employers                      206,069             109,044        304,236     180,145          --     1,233,245
Rollover contributions                             17,696                  --         92,309      32,825          --       274,785
Interest and dividend income                       90,696             162,038        259,531     290,891     167,132     1,135,807
Net unrealized gain (loss) in fair
    value of investments                          520,512              44,333             --      89,748          --     1,263,035
Net realized gain (loss) from
    disposition of investments                    128,137               2,584             --      70,275          --       399,326
Other income                                      250,229                  31          6,695     148,557          --       924,905
                                            -------------    ----------------    -----------   ---------   ---------    ----------
                  Total additions               1,815,963             620,488      1,421,088   1,324,958     167,132     8,641,934
                                            -------------    ----------------    -----------   ---------   ---------    ----------
Deductions from net assets attributed to:
   Benefits paid to participants                  289,685             144,769      1,057,534     206,482     192,253     2,331,780
   Administration fees                             19,617               9,387          5,705      12,311          --        84,693
                                            -------------    ----------------    -----------   ---------   ---------    ----------
                  Total deductions                309,302             154,156      1,063,239     218,793     192,253     2,416,473
Net increase (decrease) before
    interfund transfers                         1,506,661             466,332        357,849   1,106,165     (25,121)    6,225,461
Interfund transfers, net                          (41,118)            (33,680)      (789,816)  2,302,832     354,443            --
                                            -------------    ----------------    -----------   ---------   ---------    ----------
Net increase (decrease) after
   interfund transfers                          1,465,543             432,652       (431,967)  3,408,997     329,322     6,225,461
                                            -------------    ----------------    -----------   ---------   ---------    ----------
Net assets available for benefits at
    December 31, 1997                           4,993,506           2,442,916      4,849,906   4,006,555   2,161,754    27,762,839
                                            =============    ================    ===========   =========   =========    ==========

(a) This investment fund option was eliminated during 1997. All funds were transferred to the Janus Balanced Fund.

                                KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)






    (4)  RELATED PARTY TRANSACTIONS

         Certain plan investments are shares of mutual funds managed by Chase Bank of Texas. Chase Bank of Texas is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.


    (5)  FEDERAL INCOME TAXES

         The Plan obtained its latest determination letter on December 30, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1997. The Company intends that the Plan and its related trust continue to so qualify.

         A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the Internal Revenue Code.





                                                                     (Continued)
                                       9

                                                                      Schedule 1


                                KIRBY 401(k) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              (MODIFIED CASH BASIS)

                                December 31, 1997





   Identity of issue,
   borrower, lessor or           Description of                                                      Current
      similar party                  asset                                        Cost                value
   -------------------           --------------                               -------------         ----------
Common Trust Fund:
   Chase Bank N.A.         Chase Money Market Fund                            $   4,850,393          4,850,393
                                                                              =============         ==========

Mutual Funds:
   Fidelity                Fidelity Advisor Growth Opportunities Fund         $   5,219,092          6,409,261
   Templeton               Templeton Foreign Fund                                 2,321,647          2,293,168
   Franklin                Franklin Balance Sheet Investment Fund                 4,283,299          4,997,058
   Franklin                Franklin Custodian Funds - U.S.
                               Government Securities Series                       2,409,221          2,444,203
   Janus                   Janus Balanced Fund                                    3,931,111          4,008,464
                                                                              -------------         ----------

      Total mutual funds                                                      $  18,164,370         20,152,154
                                                                              =============         ==========

Common stock:
   Kirby Corporation       Common stock                                       $     593,114            612,631
                                                                              =============         ==========

Participant loans - with interest rates ranging from 7% to 10%
   and having maturities of one to five years                                 $   2,161,754          2,161,754
                                                                              =============         ==========


Chase Bank N.A. represents a party in interest to the Plan.


See accompanying independent auditors' report.

                                                                      Schedule 2


                                KIRBY 401(k) PLAN

                ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1997






                                                                                       Number of           Purchase
     Identity of issuer                    Description of assets                      transactions          price
     ------------------                    ---------------------                      ------------         --------
SINGLE TRANSACTIONS:

Chase Bank of Texas, N.A.       Janus Balanced Fund                                          1         $       1,358,352

Chase Bank of Texas, N.A.       Fidelity Advisor Balanced Fund                               1                        --

SERIES TRANSACTIONS:

Chase Bank of Texas,  N.A.      Fidelity Advisor Growth Opportunities Fund                  152                2,536,473

Chase Bank of Texas,  N.A.      Franklin Balance Sheet Investment Fund                      145                1,959,211

Chase Bank of Texas,  N.A.      Janus Balanced Fund                                         147                2,583,073

Chase Bank of Texas,  N.A.      Templeton Foreign Fund                                      118                1,121,330

Chase Bank of Texas,  N.A.      Loan Fund                                                    75                1,273,466

Chase Bank of Texas,  N.A.      Chase Money Market Funds                                    132                3,707,400

Chase Bank of Texas,  N.A.      Chase Money Market Funds                                    170                       --







                                                                      Value of
                                                         Cost         asset on
                                        Selling           of         transaction
     Identity of issuer                  Price           asset          date              Net gain
     ------------------                ---------        --------     -----------          --------
SINGLE TRANSACTIONS:

Chase Bank of Texas, N.A.                      --      1,358,352             --                   --

Chase Bank of Texas, N.A.               1,358,352      1,234,705      1,234,705              123,647

SERIES TRANSACTIONS:

Chase Bank of Texas,  N.A.                     --      2,536,473             --                   --

Chase Bank of Texas,  N.A.                     --      1,959,211             --                   --

Chase Bank of Texas,  N.A.                     --      2,583,073             --                   --

Chase Bank of Texas,  N.A.                     --      1,121,330             --                   --

Chase Bank of Texas,  N.A.                     --      1,273,466             --                   --

Chase Bank of Texas,  N.A.                     --      3,707,400             --                   --

Chase Bank of Texas,  N.A.              4,138,705      4,138,705      4,138,705                   --

Note:  The above transactions represent "reportable transactions" as defined in
       Section 2520.103-6 of ERISA. Chase Bank of Texas, N.A. represents a party in interest to the Plan.


See accompanying independent auditors' report.

                                EXHIBIT INDEX


                    23 -- Consent of Independent Auditors